AGREEMENT BY AND BETWEEN FREDERICK F. HOELKE AND HISPANIC TELEVISION NETWORK, INC. REGARDING THE ACQUISITION OF TELEVIDEO, INC., BMG ENTERTAINMENT, INC. AND CERTAIN TITLES TO MUSIC VIDEOS, AND TELEVISION PROGRAMS OWNED BY TELEVIDEO, INC. BMG ENTERTAINMENT, INC. AND MICHAEL G. FLETCHER AND ROBERT P. GETZ

1.     WHEREAS, the Hispanic Television Network, Inc. is purchasing all of the stock and assets of Televideo, Inc. And MGB Entertainment, Inc. and all of the copyrighted songs and videos of the above referenced companies and Michael G. Fletcher and Robert P. Getz.

2.     WHEREAS, the part of the transaction contemplated and agreed to was for a 30,000 free trading shares of Hispanic Television Network, Inc. to be assigned to the principal shareholders of Televideo, Inc. and MGB Entertainment, Inc. solely for the retirement of debt of Televideo, Inc. and MGB Entertainment, Inc.. The shares shall be disbursed in the following manner, Mr. Michael G. Fletcher 15,000 shares and Robert P. Getz 15,000 shares by DTC from the account of Frederick F. Hoelke.

3.     WHEREAS, the Hispanic Television Network, Inc. has no free trading shares available for this transaction and Frederick F. Hoelke has and will assign these free trading shares to the above referenced individuals who will assign a portion of their company to Frederick F. Hoelke for that assignment.

4.     WHEREAS, Frederick F. Hoelke disclosed to the Board of Directors of Hispanic Television Network, Inc on June 19, 2000, that he would place these shares with the individuals, Michael G. Fletcher and Robert P. Getz to effectuate this transaction and would contemporaneously assign any interest in the companies Televideo, Inc. And MGB Entertainment, Inc to the Hispanic Television Network, Inc. in return for 50,000 restricted shares of common stock in the Hispanic Television Network, Inc.

5.     WHEREAS, it is in the best interest for the Hispanic Television Network, Inc. to purchase the interest in Televideo, Inc. and MGB Entertainment, Inc. from Frederick F. Hoelke the company Hispanic Television Network, Inc and Frederick F. Hoelke agree to the terms of this assignment of restricted shares for any interest in Televideo, Inc. And MGB Entertainment, Inc. That is transferred to Frederick F. Hoelke from the principals of Televideo, Inc. and BMG Entertainment, Inc.

6.     THEREFORE, the company, Hispanic Television Network, Inc., understands and agrees that if there are any tax consequences to this transaction for Frederick F. Hoelke, the company, Hispanic Television Network, Inc. shall at the time of its S-1 offering pay to Frederick F. Hoelke the amount of money which will satisfy those tax consequences to Frederick F. Hoelke along with any additional monies that would be owed on account of the payment of and to Frederick F. Hoelke as additional consideration.

7.     THEREFORE, upon the transfer of the interest in Televideo, Inc. and MGB Entertainment, Inc. to the Hispanic Television Network, Inc. from Frederick F. Hoelke the company, Hispanic Television Network, inc. shall immediately order it's transfer agent to issue one certificate to Frederick F. Hoelke for the amount of 50,000 shares of common stock bearing a restrictive legend.

8.     THEREFORE, the company, Hispanic Television Network, Inc. warrants and represents that Mr. Franklin Byrd has full authority to enter into this agreement for the Hispanic Television Network, Inc. and that he represents the interest of the company, Hispanic Television Network, Inc. and that as the Chief Financial Officer has the authority and does acknowledge on behalf of the company that Frederick F. Hoelke has made full disclosure to the company on this transaction with Mr. Michael G. Fletcher, and Robert P. Getz and their respective interest in this transaction.

/s/ Franklin Byrd ______________________________ Mr. Frank Byrd Chief Financial Officer of The Hispanic Television Network, Inc.	June 27, 2000

/s/ Frederick F. Hoelke ______________________________ Mr. Frederick F. Hoelke	June 27, 2000